Unaudited Financials

Vera Roasting Company, Inc.

Unaudited Financial Statements for the Periods Ended December 31, 2015 and November 30, 2016

December 9, 2016

Unaudited Financials
Vera Roasting Company, Inc.
Balance Sheet
As at November 30, 2016 and December 31, 2015

	November 30, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash	10,834	7,767
Accounts Receivable	11,535	-
Inventory	4,610	4,971
Other Current Assets	9	90
Total Current Assets	26,988	12,827
Patent	15,938	5,130
TOTAL ASSETS	42,925	17,957
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable	13,947	7,953
Loan from Related Party	-	218
Deferred Revenue	199	2,963
Accrued Expense	3,800	3,800
Payroll Liabilities	2,218	-
Total Liabilities	20,163	14,934
Equity		
Common Stock (9M authorized, 5,844,500 shares outstanding, par value 0.0001)	580	500
Paid-in-Capital	37,900	2,500
Retained Earnings	(15,718)	23
Total Equity	22,762	3,023
TOTAL LIABILITIES & EQUITY	42,925	17,957

Unaudited Financials

Vera Roasting Company, Inc.

Income Statement

For the Periods Ended November 30, 2016 and December 31, 2015

	2016 (YTD)	2015
Revenue	**76,233**	**32,147**
Cost of Goods Sold	43,131	20,392
Gross Profit	**33,102**	**11,755**
Expenses		
Marketing Expense	16,829	5,136
Payroll Expense	18,262	1,390.50
Supplies	1,653	2,090
Travel & Entertainment	3,188	140
Other	8,910	1,135
Total Expense	48,843	11,724
Net Operating Income	**(15,741)**	**31**
Tax	-	8
Net Income	**(15,741)**	**23**

Unaudited Financials
Vera Roasting Company, Inc.
Statement of Cash Flows
For the Periods Ended November 30, 2016 and December 31, 2015

	2016 (YTD)	**2015**
OPERATING ACTIVITIES		
Net Income	(15,741)	23
Changes in Working Capital		
Decr to Accounts Receivable	(11,535)	-
Decr to Inventory	360	(4,971)
Decr to Other Current Assets	81	(90)
Incr to Accounts Payable	5,993	7,953
Incr to Deferred Revenue	(2,764)	2,963
Incr to Accrued Expense	-	3,800
Incr to Payroll Liabilities	2,218	-
Cash Generated from (Used in) Operating Activities	(21,387)	9,679
INVESTING ACTIVITIES		
Investment in patent	(10,808)	(5,130)
Cash Generated from Investing Activities	(10,808)	(5,130)
FINANCING ACTIVITIES		
Incr to Loan from Related Party	(218)	218
Increase in Common Stock	80	500
Increase to Paid-in-Capital	35,400	2,500
Cash Generated from (Used in) Financing Activities	35,262	3,218
Total Changes in Cash	**3,067**	**7,767**
Beginning Cash	**7,767**	**-**
Ending Cash	**10,834**	**7,767**

Unaudited Financials
Vera Roasting Company, Inc.
Statement of Changes in Stockholders' Equity

For the Periods endied November 30, 2016 and December 31, 2015

	Number of Shares	Common Stock		Additional Paid-in-Capital		Retained Earnings (Deficit)		Total Stockholder's Equity	
Beginning Balance	-	$	-	$	-	$	-	$	-
Change in 2015	5,000,000		500		2,500		23		3,023
Ending Balance, December 31, 2015	**5,000,000**	**$**	**500**	**$**	**2,500**	**$**	**23**	**$**	**3,023**
Change in 2016	1,049,058		80		35,400		(15,741)		19,739
Ending Balance, November 30, 2016	**6,049,058**	**$**	**580**	**$**	**37,900**	**$**	**(15,718)**	**$**	**22,762**

This summary of significant accounting policies for Vera Roasting Company ("the Company") is presented to assist in the understanding of the Company's financial statements.

Nature of Operations

The Company was incorporated on September 17, 2015 and is a Delaware C-Corporation. Vera Roasting Company is the only coffee selling coffee infused with resveratrol, the all-natural antioxidant contributing to the heart-healthy nature of red wine. The Company operates a direct-to-consumer e-commerce site and also sells wholesale to local retailers as well as one national chain.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market value, with cost determined with the weighted-average cost method.

Accounts Receivable
The Company allows many of its wholesale customers to purchase product on account. The Company has never failed to collect amounts due from its customers and considers all customers to which it extends credit to be creditworthy.

Equipment
The Company plans to capitalize equipment with a value at the time of purchase greater than $1,000. To date, the company has not made any such purchases.

Patent
Legal expenses and filing fees related to the filing of our provisional patent and later the utility patent application on the Prioritized Patent Examination track have been capitalized.

Accounts Payable
As of November 30, 2016, 92% of our accounts payable balance was owed to our lawyer for various services related to filing our patent application.

Accrued Expense
The accrued expense relates to marketing and advertising consulting which has not yet been invoiced.

Revenue
The Company generates its revenue from a combination of direct-to-consumer e-commerce and trade shows as well as sales to various local and national retailers. E-commerce sales can be further segmented into one-time purchases and subscription purchases, which charge customers automatically at regular intervals for their coffee shipments.

Legal Activities
The Company is not currently a party to any legal activities and considers its relationships with business counterparties to be good.